UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

JIN MEDICAL INTERNATIONAL LTD.

(Name of Issuer)

Ordinary Shares, Par Value $0.00005 Per Share

(Title of Class of Securities)

G5140V 112

(CUSIP Number)

Erqi Wang

No. 33 Lingxiang Road, Wujin District

Changzhou City, Jiangsu Province

People’s Republic of China

+86-519 89607972

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5140V 112

1.	NAMES OF REPORTING PERSONS Erqi Wang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 107,126,140
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 107,126,140
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,126,140 [1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 68.43%[2]
12.	TYPE OF REPORTING PERSON (see instructions) IN

[1]	Erqi Wang beneficially owns 95,381,140 Ordinary Shares through his 100% ownership of Jolly Harmony Enterprises Limited, and beneficially owns 11,745,000 Ordinary Shares through his 67% ownership of Er Pu International Limited. In total, Erqi Wang beneficially owns total 107,126,140 Ordinary Shares of the Issuer.

[2]	This percentage is calculated based on 7,827,355 Ordinary Shares issued and outstanding as of January 12, 2024, as set forth in the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on February 1, 2024, and adjusted for a 20-for-1 forward stock split on February 8, 2024, resulting in the current outstanding shares being 156,547,100 shares.

CUSIP No. G5140V 112

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (Entities only): Jolly Harmony Enterprises Limited; EIN: N/A3
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 95,381,140
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 95,381,140
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,381,140
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 60.93%[4]
12.	TYPE OF REPORTING PERSON (see instructions) CO

[3]	Jolly Harmony Enterprises Limited is a British Virgin Islands entity, and it does not possess an Employer Identification Number (EIN).

[4]	This percentage is calculated based on 7,827,355 Ordinary Shares issued and outstanding as of January 12, 2024, as set forth in the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on February 1, 2024, and adjusted for a 20-for-1 forward stock split on February 8, 2024, resulting in the current outstanding shares being 156,547,100 shares.

CUSIP No. G5140V 112

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (Entities only): Er Pu International Limited; EIN: N/A5
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 11,745,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 11,745,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,745,000 [6]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.50%[7]
12.	TYPE OF REPORTING PERSON (see instructions) CO

[5]	Er Pu International Limited is a British Virgin Islands entity, and it does not possess an Employer Identification Number (EIN).

[6]	This percentage is calculated based on 7,827,355 Ordinary Shares issued and outstanding as of January 12, 2024, as set forth in the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on February 1, 2024, and adjusted for a 20-for-1 forward stock split on February 8, 2024, resulting in the current outstanding shares being 156,547,100 shares.

Item 1.

(a)	Name of Issuer Jin Medical International Ltd.

(b)	Address of Issuer’s Principal Executive Offices No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, People’s Republic of China.

Item 2.

(a)	Name of Person Filing Erqi Wang Jolly Harmony Enterprises Limited Er Pu International Limited

(b)	Address or principal business office or, if none, residence
Erqi Wang: No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, People’s Republic of China.
Jolly Harmony Enterprises Limited: No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, People’s Republic of China.
Er Pu International Limited: No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, People’s Republic of China.
(c)	Citizenship Erqi Wang: China Jolly Harmony Enterprises Limited: British Virgin Islands Er Pu International Limited: British Virgin Islands

(d)	Title of Class of Securities Erqi Wang: Ordinary Shares Jolly Harmony Enterprises Limited: Ordinary Shares Er Pu International Limited: Ordinary Shares

(e)	CUSIP Number G5140V 112

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See response to Item 9 on each cover page.

(b)	Percent of class[8]: See response to Item 11 on each cover page.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote. See response to Item 5 on each cover page.

	(ii)	Shared power to vote or to direct the vote. See response to Item 6 on each cover page.

	(iii)	Sole power to dispose or to direct the disposition of. See response to Item 7 on each cover page.

	(iv)	Shared power to dispose or to direct the disposition of. See response to Item 8 on each cover page.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐ .

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

[8]	This percentage is calculated based on 7,827,355 Ordinary Shares issued and outstanding as of January 12, 2024, as set forth in the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on February 1, 2024, and adjusted for a 20-for-1 forward stock split on February 8, 2024, resulting in the current outstanding shares being 156,547,100 shares.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G5140V 112

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Erqi Wang

2/14/2024
Date

/s/ Erqi Wang
Signature

Erqi Wang/Individual
Name/Title

Jolly Harmony Enterprises Limited

2/14/2024
Date

/s/ Erqi Wang
Signature

Erqi Wang/Director
Name/Title

Er Pu International Limited

2/14/2024
Date

/s/ Erqi Wang
Signature

Erqi Wang/Director
Name/Title

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement